===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   741437305
                                 (Cusip Number)

                          VERIZON COMMUNICATIONS INC.
                               CELLCO PARTNERSHIP
                        VERIZON WIRELESS OF THE EAST LP
                             VERIZON WIRELESS INC.
                       (Name of Persons Filing Statement)

                                Edward Langston
                               Cellco Partnership
                           180 Washington Valley Road
                              Bedminster, NJ 07921
                            Tel No.: (908) 306-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
               Marianne Drost                         Diane G. Kerr
        Verizon Communications Inc.               Davis Polk & Wardwell
        1095 Avenue of the Americas               450 Lexington Avenue
             New York, NY 10036                  New York, New York 10017
          Tel No.: (212) 395-1783                Tel No.: (212) 450-4000

                                February 7, 2002
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

===============================================================================

                                  SCHEDULE 13D

CUSIP No. 741437305                                          Page 2 of 19 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Verizon Communications Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

                                     -------------------------------------------
            NUMBER OF SHARES         8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          13,814,912*
         REPORTING PERSON WITH       -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,814,912*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,814,912*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 741437305                                          Page 3 of 19 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cellco Partnership
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                     -------------------------------------------
                                      8    SHARED VOTING POWER
            NUMBER OF SHARES               13,814,912*
       BENEFICIALLY OWNED BY EACH    -------------------------------------------
         REPORTING PERSON WITH        9    SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,814,912*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,814,912*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]

--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 741437305                                          Page 4 of 19 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Verizon Wireless of the East LP
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

                                     -------------------------------------------
            NUMBER OF SHARES         8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          13,814,912*
         REPORTING PERSON WITH       -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,814,912*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,814,912*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 741437305                                           Page 5 of 19 Pages

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Verizon Wireless Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                     -------------------------------------------
                                      8    SHARED VOTING POWER
            NUMBER OF SHARES               13,814,912*
       BENEFICIALLY OWNED BY EACH    -------------------------------------------
         REPORTING PERSON WITH        9    SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,814,912*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,814,912*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.11%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

     This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D originally filed with the SEC on November 24, 2000, and amended by Amendment No. 1 filed with the SEC on April 9, 2001 (as so amended, the "Schedule 13D"), by Verizon Communications Inc., a Delaware corporation, and Verizon Wireless Inc., a Delaware corporation and indirect wholly owned subsidiary of Verizon Communications Inc., relating to the shares of common stock, par value $0.01 par value per share ("Shares"), of Price Communications Corporation, a New York corporation.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

   Item 2.  Identity and Background

     Item 2 is amended by amending and restating such Item in its entirety as follows:

     "The names of the persons filing this statement are Verizon Communications Inc., a Delaware corporation ("Verizon"), Cellco Partnership, a Delaware general partnership doing business as "Verizon Wireless" ("Verizon Wireless"), Verizon Wireless of the East LP, a Delaware limited partnership and indirect wholly owned subsidiary of Verizon Wireless ("New Limited Partnership"), and Verizon Wireless Inc., a Delaware corporation and indirect wholly owned subsidiary of Verizon ("VWI", and together with Verizon, Verizon Wireless and New Limited Partnership, the "Reporting Persons").

     The address of the principal business and the principal office of Verizon is 1095 Avenue of the Americas, New York, NY 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Verizon is set forth on Schedule A, and is incorporated herein by reference. Verizon is a domestic and international provider of communications related services, including wireline voice and data services, and wireless communications services (by virtue of its controlling interest in Verizon Wireless).

     The address of the principal business and principal office of Verizon Wireless is 180 Washington Valley Road, Bedminster, NJ 07921. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Verizon Wireless is set forth on Schedule B, and is incorporated herein by reference. Verizon Wireless is 55% owned by Verizon and 45% owned by Vodafone Group Plc ("Vodafone"). Verizon Wireless is a domestic provider of wireless communications services.

     The address of the principal business and the principal office of New Limited Partnership is 180 Washington Valley Road, Bedminster, NJ 07921. As a limited partnership, New Limited Partnership has no directors. After the closing of the transactions contemplated by the Transaction Agreement (as defined below), New Limited Partnership will have a management committee comprised of three members, two of which will be appointed by Verizon Wireless of Georgia LLC, a Delaware limited liability company which is a wholly owned subsidiary of Verizon Wireless and the general partner of New Limited Partnership, and one of which will be appointed by Price Wireless (as defined below). New Limited Partnership does not and is not expected to employ any executive officers; however, certain management functions are expected to be provided to New Limited Partnership by employees of Verizon Wireless. New Limited Partnership was created for the sole purpose of completing the transactions contemplated by the Transaction Agreement and has not carried on any business activities to date.

     The address of the principal business and the principal office of VWI is 180 Washington Valley Road, Bedminster, NJ 07921. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of VWI is set forth on Schedule C, and is incorporated herein by reference. VWI has not carried on any business activities to date. It is currently anticipated that VWI would be the issuer in connection with any initial public offering of common stock pursuant to which it would become a general partner of Verizon Wireless.

     The address of the principal business and the principal office of Vodafone Group Plc ("Vodafone") is The Courtyard, 2-4 London Road, Newbury, Berkshire RG141JX, England. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Vodafone is set forth on Schedule D, and is incorporated herein by reference. Vodafone is an international provider of wireless telecommunications services.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A, B, C or D was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A, B, C or D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws."

   Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended by amending and restating such Item in its entirety as follows:

     "On December 18, 2001, Robert Price, President and Chief Executive Officer of the Issuer, and Kim I. Pressman, Chief Financial Officer of the Issuer, (together, the "Stockholders") entered into an amended and restated voting agreement (the "Voting Agreement", described in Item 6 below and attached hereto as Exhibit 1) with Verizon Wireless, New Limited Partnership and VWI with respect to certain Shares beneficially owned by the Stockholders.

     On February 7, 2002, Alexandra Farbman and Leo Farbman (the "Farbman Stockholders"), by Eileen Farbman as guardian of an aggregate of 3,625,000 Shares belonging to them, entered into an amended and restated voting agreement (the "Farbman Voting Agreement", described in Item 6 below and attached hereto as Exhibit 2) with Verizon Wireless, New Limited Partnership and VWI with respect to certain Shares beneficially owned by the Farbman Stockholders.

     No Shares were purchased by Verizon, Verizon Wireless, New Limited Partnership or VWI pursuant to the Voting Agreement or the Farbman Voting Agreement and thus no funds were used for such purpose."

   Item 4.  Purpose of Transaction.

     Item 4 is amended by amending and restating such Item in its entirety as follows:

     "On December 18, 2001, Verizon Wireless, New Limited Partnership, and the Issuer and its subsidiaries entered into a transaction agreement (the "Transaction Agreement"). Pursuant to the terms of the transaction agreement, Price Communications Wireless, Inc., an indirect wholly owned subsidiary of the Issuer ("Price Wireless"), will contribute substantially all of its assets and approximately $150 million in cash to New Limited Partnership in exchange for a limited partnership interest in New Limited Partnership (the "Preferred Exchangeable Interest") . In addition, on December 18, 2001, Verizon Wireless, New Limited Partnership, Verizon, VWI, and the Issuer and its subsidiaries entered into an exchange agreement (the "Exchange Agreement"), pursuant to which the Preferred Exchangeable Interest may be exchangeable into common stock of VWI or Verizon in certain circumstances. The consummation of the transactions contemplated by the Transaction Agreement and the Exchange Agreement is subject to the approval of the stockholders of the Issuer and certain other conditions.

     As an inducement to Verizon Wireless and New Limited Partnership entering into the Transaction Agreement, and Verizon Wireless, New Limited Partnership, Verizon and VWI entering into the Exchange Agreement, the Stockholders entered into the Voting Agreement and the Farbman Stockholders entered into the Farbman Voting Agreement, as described in Item 6 below.

     Except for the transactions contemplated by the Transaction Agreement and as set forth above, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, any of the persons listed in Schedules A, B, C or D hereto, has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D."

   Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

     "(a) As a result of the Voting Agreement and the Farbman Voting Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 13,814,912 Shares, representing, for the purposes of Rule 13d-3, approximately 25.11% of the fully-diluted outstanding shares of voting stock of the Issuer as of January 4, 2002. Each of the Reporting Persons, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, the beneficial owner of the securities covered by this statement.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A, B, C or D hereto owns beneficially any Shares.

      (b) Except to the extent that it may be deemed to by virtue of the Voting Agreement and the Farbman Voting Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

     The Reporting Persons may be deemed in certain circumstances as more fully described in Item 6 to have the shared power with the Stockholders and the Farbman Stockholders to vote 13,814,912 Shares. However, the Reporting Persons
(i) are not entitled to any rights as a shareholder of the Issuer as to the Shares that are subject to the Voting Agreement or the Farbman Voting Agreement and (ii) disclaim any beneficial ownership of the Shares which are covered by the Voting Agreement or the Farbman Voting Agreement. The information required by Item 2 relating to the Farbman Stockholders is set forth on Schedule E.

      (c) Except for the execution and delivery of the Voting Agreement, the Farbman Voting Agreement and the Transaction Agreement, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedules A, B, C or D hereto has effected any transaction in the Shares during the past 60 days.

      (d)  Inapplicable.

      (e)  Inapplicable."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by amending and restarting such Item in its entirety as follows:

     "Pursuant to the Voting Agreement, the Stockholders have agreed to vote all Shares that such Stockholders are entitled to vote at the time of any vote to approve and adopt the Transaction Agreement and any of the transactions contemplated by the Transaction Agreement at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which the Transaction
Agreement, or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of the Issuer. The Stockholders have also agreed that they will not vote any Shares in favor of (other than an Alternative Agreement (as defined below) entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined below), (ii) action or set of actions which, if consummated, would constitute a change of control, (iii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement, or (v) other matters relating to, or in connection with, any of the foregoing matters.

     Each Stockholder has granted an irrevocable proxy to Verizon Wireless, appointing Verizon Wireless as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise use such voting power as provided above with respect to all the Shares of such Stockholder.

     Each Stockholder has also further agreed that they will not, without the prior written consent of Verizon Wireless, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their Shares (other than the proxy granted to Verizon Wireless), (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Voting Agreement, or (iii) agree to any amendment, waiver or termination of
(A) the voting agreement dated as of March 30, 2001 between Lucy Price and Nyle Price (the "Price Stockholders") (by Steven Price as guardian of an aggregate of 3,625,000 Shares belonging to them) and Robert Price, with respect to certain Shares beneficially owned by the Price Stockholders or (B) the voting agreement dated as of March 30, 2001 between the Farbman Stockholders (by Eileen Farbman as guardian of an aggregate of 3,625,000 Shares belonging to them) and Robert Price, with respect to certain Shares beneficially owned by the Farbman Stockholders (the "Farbman Family Voting Agreement"). Each Stockholder has also agreed that they will not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

     Each Stockholder has agreed that he or she will not (other than as permitted by the Transaction Agreement) solicit, initiate, knowingly encourage, conduct or engage in any substantive discussions, or enter into any agreement or understanding with any other person or entity regarding the transfer, directly or indirectly, of any of their Shares in a manner which would reasonably be anticipated in the case of the Issuer to result in a change of control.

     "Acquisition Proposal" means, other than the transactions contemplated by the Transaction Agreement, any offer or proposal for, any indication of interest in, or any submission of inquiries from any third party relating to
(A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Issuer and its subsidiaries or over 20% of any class of equity or voting securities of the Issuer or any of its subsidiaries, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party's beneficially owning 20% or more of any class of equity or voting securities of the Issuer or any of its subsidiaries, or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its subsidiaries; provided that, notwithstanding the foregoing, the acquisition by any institutional investor of any securities of the Issuer, directly or indirectly, in connection with its investment operations in the ordinary course of business shall not constitute an "Acquisition Proposal" if (I) such investor and its affiliates do not at any time beneficially own voting securities of the Issuer representing more than 30% of the total voting power of all outstanding voting securities of the Issuer and (II) such activities are for investment purposes only and are not, alone or in concert with others, in connection with any plan, arrangement, understanding, proposal, or intention to influence, or affect control over the management, board of directors or policies of the Issuer, provided further that, notwithstanding the foregoing, an Acquisition Proposal shall be deemed to exist if at any time such investor or its affiliates shall fail to, or no longer, comply with (I) or (II) of the foregoing.

     "Alternative Agreement" means, a binding written agreement concerning an Acquisition Proposal that constitutes a Superior Proposal (as defined below).

     "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal on terms that the board of directors of the Issuer determines in good faith by a majority vote, on the basis of the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Issuer's shareholders than as provided under the Transaction Agreement and for which financing, to the extent required, is then either fully committed or reasonably determined to be available by the board of directors of the Issuer; provided that, notwithstanding the fact that the transactions contemplated by the Transaction Agreement do not contemplate the distribution of consideration to the Issuer's shareholders, for purposes of determining whether an Acquisition Proposal is a Superior Proposal, the transactions contemplated by the Transaction Agreement shall be deemed to have an aggregate value of at least $1,150 million to such shareholders, assuming they were consummated.

     The Voting Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Pursuant to the Farbman Voting Agreement, the Farbman Stockholders have agreed to vote all Shares that such Farbman Stockholders are entitled to vote at the time of any vote to approve and adopt the Transaction Agreement and any of the transactions contemplated by the Transaction Agreement at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Transaction Agreement, or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of the Issuer. The Farbman Stockholders have also agreed that they will not vote any Shares in favor of (other than an Alternative Agreement (as defined above) entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined above), (ii) action or set of actions which, if consummated, would constitute a change of control, (iii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement or
(v) other matters relating to, or in connection with, any of the foregoing matters.

     Each Farbman Stockholder has granted an irrevocable proxy to Verizon Wireless, appointing Verizon Wireless as such Farbman Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Farbman Stockholders name, to vote, express consent or dissent, or otherwise use such voting power as provided above with respect to all the Shares of such Farbman Stockholder.

     Each Farbman Stockholder has also further agreed that they will not, without the prior written consent of Verizon Wireless, directly or indirectly,
(i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Farbman Voting Agreement, or (iii) agree to any amendment, waiver or termination of the Farbman Family Voting Agreement. Each Farbman Stockholder has also agreed that they will not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

     Each Farbman Stockholder has agreed that he or she will not (other than as permitted by the Transaction Agreement) solicit, initiate, knowingly encourage, conduct or engage in any substantive discussions, or enter into any agreement or understanding with any other person or entity regarding the transfer, directly or indirectly, of any of his or her Shares in a manner which would reasonably be anticipated in the case of the Issuer to result in a change of control."

   Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended by amending and restating such Item in its entirety as follows:

     "Exhibit 1:    Amended and Restated Voting Agreement dated as of
                    December 18, 2001 among Cellco Partnership, Verizon
                    Wireless of the East LP, Verizon Wireless Inc., Robert
                    Price and Kim I. Pressman.

     Exhibit 2:     Amended and Restated Voting Agreement dated as of
                    February 7, 2002 among Cellco Partnership, Verizon Wireless of the East LP and Verizon Wireless Inc., and Alexandra Farbman and Leo Farbman (by Eileen Farbman as guardian of their property)."

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2002

                                          VERIZON COMMUNICATIONS INC.


                                          By: /s/ Dennis F. Strigl
                                             ----------------------------------
                                             Name:  Dennis F. Strigl
                                             Title: Executive Vice President


                                          CELLCO PARTNERSHIP


                                          By: /s/ Dennis F. Strigl
                                             ----------------------------------
                                             Name:  Dennis F. Strigl
                                             Title: Chief Executive Officer


                                          VERIZON WIRELESS OF THE EAST LP

                                          By: Verizon Wireless of Georgia LLC,
                                              as general partner

                                          By: Cellco Partnership, as sole member


                                          By: /s/ Dennis F. Strigl
                                             ----------------------------------
                                             Name:  Dennis F. Strigl
                                             Title: Chief Executive Officer


                                          VERIZON WIRELESS INC.


                                          By: /s/ Dennis F. Strigl
                                             ----------------------------------
                                             Name:  Dennis F. Strigl
                                             Title: Chief Executive Officer

                                                                     SCHEDULE A


        DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON COMMUNICATIONS INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Communications Inc. ("Verizon") are set forth below. If no business address is given, the director's or officer's business address is 1095 Avenue of the Americas, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                   Present Principal Occupation Including
   Name and Business Address             Name and Address of Employer
------------------------------- -----------------------------------------------
Directors
James R. Barker................ Chairman of The Interlake Steamship Company and
                                Vice Chairman of Mormac Marine Group, Inc. and Moran Towing Company. Director of The Pittston Company; Eastern Enterprises.

Edward H. Budd................. Director of Delta Air Lines, Inc.

Richard L. Carrion............. Chairman, President and Chief Executive
                                Officer, Popular, Inc. (bank holding company) and Chairman, President and Chief Executive Officer, Banco Popular de Puerto Rico.

Robert F. Daniell.............. Director of Shell Oil Company.

Helene L. Kaplan............... Of Counsel to the law firm of Skadden, Arps,
                                Slate, Meagher & Flom LLP. Director of The
                                Chase Manhattan Corporation; Exxon Mobil
                                Corporation; The May Department Stores Company; Metropolitan Life Insurance Company.

Charles R. Lee................. Chairman and Co-Chief Executive Officer.
                                Director of United Technologies Corporation,
                                USX Corporation and The Procter & Gamble
                                Company.

Sandra O. Moose................ Senior Vice President and Director of The
                                Boston Consulting Group, Inc. Director of Rohm and Haas Company and 27 investment companies sponsored by The New England Funds.

Joseph Neubauer................ Chairman and Chief Executive Officer, ARAMARK
                                Corporation (managed services). Director of
                                CIGNA Corporation; Federated Department Stores; First Union Corporation.

Thomas H. O'Brien.............. Chairman and Chief Executive Officer, The PNC
                                Financial Services Group, Inc. Director of
                                Blackrock, Inc.; Hilb, Rogal and Hamilton
                                Company; USAirways.

Russell E. Palmer.............. Chairman and Chief Executive Officer, The
                                Palmer Group (investment firm). Director of
                                Honeywell International Inc.; The May
                                Department Stores Company; Safeguard
                                Scientifics, Inc.; Federal Home Loan Mortgage Corporation.

Hugh B. Price.................. President and Chief Executive Officer, National
                                Urban League. Director of Metropolitan Life
                                Insurance Company; Sears, Roebuck and Co.

Ivan G. Seidenberg............. President and Co-Chief Executive Officer.
                                Director of American Home Products Corporation; Boston Properties, Inc.; CVS Corporation; Honeywell International Inc.; Viacom, Inc.

Walter V. Shipley.............. Director of Champion International Corporation;
                                Exxon Mobil Corporation.

John W. Snow................... Chairman, President and Chief Executive
                                Officer, CSX Corporation (rail freight).
                                Director of Circuit City Stores, Inc.; Johnson & Johnson; USX Corporation.

John R. Stafford............... Chairman, President and Chief Executive
                                Officer, American Home Products Corporation
                                (healthcare and agriculture products). Director of The Chase Manhattan Corporation; Deere & Company; Honeywell International Inc.

Robert D. Storey............... Partner, Cleveland law firm of Thompson, Hine &
                                Flory LLP. Director of The Proctor & Gamble
                                Company; The May Department Stores Company


          Name                                        Title
------------------------------- -----------------------------------------------
Executive Officers
(Who Are Not Directors)
Lawrence T. Babbio, Jr......... Vice Chairman and President

Mary Beth Bardin............... Executive Vice President - Public Affairs and
                                Communications

William P. Barr................ Executive Vice President and General Counsel

David H. Benson................ Executive Vice President - Strategy,
                                Development and Planning

William F. Heitmann............ Senior Vice President and Treasurer

Michael T. Masin............... Vice Chairman and President

Frederic V. Salerno............ Vice Chairman and Chief Financial Officer

Ezra D. Singer................. Executive Vice President - Human Resources

Dennis F. Strigl............... Executive Vice President and President -
                                Domestic Wireless

Lawrence R. Whitman............ Senior Vice President and Controller

                                                                     SCHEDULE B


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               CELLCO PARTNERSHIP

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Cellco Partnership ("Verizon Wireless") are set forth below. If no business address is given, the director's or officer's business address is 180 Washington Valley Road, Bedminster, NJ 07921. Except for Edward Langston, who is British, and Tomas Isaksson, who is Swedish, all of the persons listed below are citizens of the United States of America.

                                   Present Principal Occupation Including
   Name and Business Address             Name and Address of Employer
------------------------------- -----------------------------------------------
Directors

Ivan G. Seidenberg............. Chairman of Cellco Partnership and President
                                and Co-CEO of Verizon Communications Inc.

Sir Christopher Gent........... Chief Executive Officer of Vodafone Group Plc

Dennis F. Strigl............... President and Chief Executive Officer.

Lawrence T. Babbio, Jr......... Vice Chairman and President of Verizon
                                Communications Inc.

Michael T. Masin............... Vice Chairman and President of Verizon
                                Communications Inc.

Kenneth J. Hydon............... Financial Director of Vodafone Group Plc and
                                several of its subsidiaries

Tomas Isaksson................. Chief Executive Officer of Vodafone Group Plc's
                                Americas Region. President of Global Platform and Internet Services for Vodafone AirTouch Plc


          Name                                        Title
------------------------------- -----------------------------------------------
Executive Officers
(Who Are Not Directors)
Lowell C. McAdam............... Executive Vice President and Chief Operating
                                Officer

Richard J. Lynch............... Executive Vice President and Chief Technical
                                Officer

Edward Langston................ Vice President and Chief Financial Officer

Roger Gurnani.................. Vice President-Information Systems and Chief
                                Information Officer

John G. Stratton............... Vice President and Chief Marketing Officer

Marc C. Reed................... Vice President-Human Resources

S. Mark Tuller................. Vice President-Legal & External Affairs,
                                General Counsel and Secretary

James J. Gerace................ Vice President-Corporation Communications

Margaret P. Feldman............ Vice President-Business Development

                                                                     SCHEDULE C


           DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON WIRELESS INC.

   The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Wireless Inc. ("VWI") are set forth below. If no business address is given, the director's or officer's business address is 180 Washington Valley Road, Bedminster, NJ 07921. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VWI. All of the persons listed below are citizens of the United States of America, except for Mr. Langston, who is a citizen of the United Kingdom.

                                   Present Principal Occupation Including
   Name and Business Address             Name and Address of Employer
------------------------------- -----------------------------------------------
Directors
Dennis F. Strigl............... President and Chief Executive Officer.
                                President and Chief Executive Officer, Cellco Partnership.


          Name                                        Title
------------------------------- -----------------------------------------------
Executive Officers
(Who Are Not Directors)
Edward Langston................ Chief Financial Officer and Chief Accounting
                                Officer.

S. Mark Tuller................. Vice President and Secretary.

                                                                     SCHEDULE D


                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF VODAFONE GROUP PLC


     The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Vodafone Group Plc ("Vodafone") are set forth below. If no business address is given, the director's or officer's business address is The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vodafone.

                                   Present Principal
                                   Occupation Including
                                   Name and
Name                               Address of Employer               Citizenship
-------------------------------    --------------------------------  -----------
Lord MacLaurin of Knebworth        Non-Executive Chairman.           British
                                   Member of Supervisory
                                   Board of Vodafone AG

Sir Christopher Gent               Chief Executive Officer           British

Julian Michael Horn-Smith          Chief Operating Officer           British

Thomas Geitner                     Chief Executive Officer,          British
                                   Group Products and Services

Kenneth John Hydon                 Financial Director                British

Peter Richard Bamford              Chief Executive Officer,          British
                                   Northern Europe, Middle
                                   East and Africa

Michael John Boskin                Non-Executive Director.           American
                                   Director of ExxonMobil
                                   Corporation, First Health
                                   Group Corp. and Oracle
                                   Corporation

Prof. Sir Alec Broers              Non-Executive Director.           British
                                   Vice-Chancellor of
                                   Cambridge University

Paul Hazen                         Non-Executive Deputy              American
                                   Chairman. Director of
                                   Safeway Inc., Phelps Dodge
                                   Corporation, Xstrata AG and
                                   E.piphany. Chairman of
                                   Accel-KKR

Penelope Lesley Hughes             Non-Executive Director.           British
                                   Director of Scandinaviska
                                   Enskilda Banken A.B. and
                                   Trinity Mirror Group plc, and
                                   Chairman of Web-Angel plc.

                                   Present Principal
                                   Occupation Including
                                   Name and
Name                               Address of Employer               Citizenship
-------------------------------    --------------------------------  -----------
Arun Sarin                         Non-Executive Director.           American
                                   Director of The Gap Inc.,
                                   The Charles Schwab
                                   Corporation and Cisco
                                   Systems Inc.

Sir David Scholey                  Non-Executive Director.           British
                                   Senior advisor to UBS
                                   Warburg, Chairman of Close
                                   Brothers Group plc, Deputy
                                   Chairman of Anglo American
                                   plc, and Director of The
                                   Chubb Corporation

Jurgen Erich Schrempp              Non-Executive Director.           German
                                   Chairman of Board of
                                   Management of Daimler-
                                   Chrysler AG. Serves on
                                   supervisory boards of Allianz
                                   AG and HypoVereinsbank
                                   AG, and Director of New
                                   York Stock Exchange and
                                   Sasol Ltd.


        Name                                   Title                 Citizenship
-------------------------------    --------------------------------  -----------
Executive Officers
   (Who are not Directors)

Stephen Roy Scott                  Company Secretary                 British

                                                                     SCHEDULE E


     To the knowledge of the Reporting Persons, the name, address, title, present principal occupation or employment of each of the Stockholders and the Farbman Stockholders are as set forth below. If no address is given the Stockholder's or Farbman Stockholder's business address is 45 Rockefeller Plaza, New York, New York 10020. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of the Reporting Persons, neither of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Present Principal Occupation Including
   Name and Business Address             Name and Address of Employer
------------------------------- -----------------------------------------------
Robert Price................... Director, President and Treasurer, Price
                                Communications Corporation

Kim Pressman................... Executive Vice President and Chief Financial
                                Officer, Price Communications Corporation

Alexandra Farbman.............. Not currently employed
One North Bridge Terrace
Mount Kisco, New York 10549
(residence)

Leo Farbman.................... Not currently employed
One North Bridge Terrace
Mount Kisco, New York 10549
(residence)